UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

                            By: /s/ Ana Graciela de Méndez

                            Name: Ana Graciela de Méndez
                            Title: CFO

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2021 - JUNE 2022
(In Thousand Balboas) *

July 25, 2022

	Absolute		2021	2022
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-385,758.66	-30.80	1,252,646.71	1,279,700.07	1,014,536.79	653,320.16	770,165.62	738,481.73	866,888.05	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	99.06	1.64	6,031.69	3,236.30	8,480.28	5,103.62	8,272.13	8,263.51	6,130.76	0.00	0.00	0.00	0.00	0.00	0.00
Demand	1,849.06	68.95	2,681.69	1,636.30	3,380.28	3,503.62	4,922.13	4,913.51	4,530.76	0.00	0.00	0.00	0.00	0.00	0.00
Time	-1,750.00	-52.24	3,350.00	1,600.00	5,100.00	1,600.00	3,350.00	3,350.00	1,600.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-385,857.73	-30.95	1,246,615.02	1,276,463.77	1,006,056.51	648,216.54	761,893.49	730,218.23	860,757.29	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-410,857.73	-32.96	1,246,615.02	1,251,463.77	981,056.51	648,216.54	736,893.49	705,218.23	835,757.29	0.00	0.00	0.00	0.00	0.00	0.00
Time	25,000.00	0.00	0.00	25,000.00	25,000.00	0.00	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	1,024,935.77	17.98	5,698,896.65	5,531,284.34	5,740,705.63	6,429,334.06	6,571,922.44	6,433,304.33	6,723,832.42	0.00	0.00	0.00	0.00	0.00	0.00
Local	-43,880.13	-10.21	429,687.89	449,915.21	448,537.61	450,782.90	415,274.05	397,911.24	385,807.76	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	1,077,789.30	20.30	5,310,087.34	5,123,396.68	5,337,749.63	6,027,076.59	6,205,903.12	6,085,944.90	6,387,876.64	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	8,973.40	21.95	40,878.58	42,027.54	45,581.61	48,525.43	49,254.73	50,551.81	49,851.98	0.00	0.00	0.00	0.00	0.00	0.00
Local	-534.22	-7.95	6,720.73	6,787.32	7,064.17	6,484.52	6,304.07	6,174.93	6,186.51	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	9,507.62	27.83	34,157.85	35,240.22	38,517.44	42,040.91	42,950.66	44,376.88	43,665.46	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	276,426.08	33.09	835,464.65	877,315.69	900,609.11	1,101,049.68	1,141,122.90	1,126,248.48	1,111,890.73	0.00	0.00	0.00	0.00	0.00	0.00
Local	1,302.93	5.71	22,807.68	26,818.67	24,464.80	24,195.28	24,166.21	24,139.05	24,110.61	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	276,240.02	33.92	814,447.46	852,351.24	878,355.91	1,079,397.43	1,119,599.98	1,104,769.23	1,090,687.48	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	1,116.86	62.38	1,790.49	1,854.21	2,211.59	2,543.04	2,643.29	2,659.80	2,907.36	0.00	0.00	0.00	0.00	0.00	0.00
Local	2.68	5.82	46.00	54.24	49.64	49.27	48.64	48.58	48.68	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	1,114.19	63.87	1,744.49	1,799.97	2,161.95	2,493.77	2,594.65	2,611.22	2,858.68	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-29,458.11	-11.14	264,472.07	223,269.70	213,827.08	287,841.18	337,536.48	222,483.64	235,013.96	0.00	0.00	0.00	0.00	0.00	0.00
Local	25,182.44	96.31	26,146.47	25,769.44	38,837.86	-44,124.64	50,586.84	49,087.80	51,328.92	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-54,640.55	-22.93	238,325.59	197,500.26	174,989.22	331,965.82	286,949.64	173,395.84	183,685.04	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	886,145.08	11.01	8,051,480.07	7,911,569.81	7,869,678.62	8,471,545.07	8,820,747.43	8,520,518.18	8,937,625.16	0.00	0.00	0.00	0.00	0.00	0.00

DEPOSITS	73,450.54	2.42	3,036,227.92	3,024,973.12	3,052,586.36	3,255,867.58	3,105,378.88	2,922,198.67	3,109,678.46	0.00	0.00	0.00	0.00	0.00	0.00
Local	73,460.84	12.58	584,139.79	575,480.80	628,356.95	713,323.75	732,839.62	634,931.13	657,600.63	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	45,775.39	18.95	241,544.54	237,966.45	291,330.38	372,280.05	355,838.96	296,971.24	287,319.93	0.00	0.00	0.00	0.00	0.00	0.00
Demand	1.95	0.03	6,242.76	6,665.18	6,532.74	6,228.82	6,236.10	6,240.53	6,244.70	0.00	0.00	0.00	0.00	0.00	0.00
Time	45,773.44	19.45	235,301.79	231,301.27	284,797.64	366,051.23	349,602.85	290,730.71	281,075.23	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	27,685.45	8.08	342,595.24	337,514.35	337,026.57	341,043.70	377,000.67	337,959.89	370,280.70	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	27,685.45	8.08	342,595.24	337,514.35	337,026.57	341,043.70	377,000.67	337,959.89	370,280.70	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-10.30	0.00	2,452,088.13	2,449,492.32	2,424,229.41	2,542,543.83	2,372,539.26	2,287,267.54	2,452,077.84	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	74,464.23	36.32	204,996.45	287,097.99	315,629.49	272,281.32	262,217.92	299,828.86	279,460.68	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-3,573.07	-64.76	5,517.74	1,696.08	7,241.43	1,285.36	912.38	5,799.83	1,944.68	0.00	0.00	0.00	0.00	0.00	0.00
Time	78,037.29	39.12	199,478.70	285,401.91	308,388.06	270,995.95	261,305.54	294,029.03	277,516.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-74,474.52	-3.31	2,247,091.68	2,162,394.33	2,108,599.92	2,270,262.52	2,110,321.34	1,987,438.69	2,172,617.16	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-34,547.78	-9.85	350,595.25	284,525.97	310,530.51	428,622.40	312,993.13	335,337.65	316,047.46	0.00	0.00	0.00	0.00	0.00	0.00
Time	-39,926.74	-2.11	1,896,496.44	1,877,868.36	1,798,069.41	1,841,640.12	1,797,328.20	1,652,101.03	1,856,569.70	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	800,084.18	21.44	3,731,675.21	3,624,113.19	3,582,312.78	3,909,047.69	4,331,745.14	4,312,967.96	4,531,759.38	0.00	0.00	0.00	0.00	0.00	0.00
Local	39,755.42	0.00	0.00	0.00	0.00	39,739.50	39,744.80	39,750.18	39,755.42	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	760,328.75	20.37	3,731,675.21	3,624,113.19	3,582,312.78	3,869,308.20	4,292,000.35	4,273,217.78	4,492,003.96	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-14,256.10	-5.10	279,339.48	249,830.66	218,546.02	289,586.34	360,578.96	264,926.63	265,083.37	0.00	0.00	0.00	0.00	0.00	0.00

Local	39,592.64	166.21	23,820.46	28,196.42	25,376.99	52,511.18	46,835.88	71,040.30	63,413.10	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-53,848.75	-21.07	255,519.02	221,634.24	193,169.03	237,075.16	313,743.08	193,886.33	201,670.27	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	26,866.47	2.68	1,004,237.47	1,012,652.84	1,016,233.46	1,017,043.45	1,023,044.45	1,020,424.92	1,031,103.93	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,213.81	0.43	284,085.03	284,221.09	284,322.15	284,502.95	284,734.96	284,987.99	285,298.85	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	44,919.63	10.27	437,402.81	500,471.97	500,471.97	491,405.08	491,405.08	482,322.44	482,322.44	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-28,809.38	-45.68	63,069.15	5,660.16	7,943.51	11,157.53	17,407.60	24,497.60	34,259.77	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	9,542.41	-82.63	-11,548.26	-8,929.11	-7,732.90	-1,250.83	-1,731.91	-2,611.84	-2,005.85	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	886,145.08	11.01	8,051,480.07	7,911,569.81	7,869,678.62	8,471,545.07	8,820,747.43	8,520,518.18	8,937,625.16	0.00	0.00	0.00	0.00	0.00	0.00
*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama (website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES
S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2021 - JUNE 2022
(In Thousand Balboas) *

July 25, 2022

	2021	2022
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	140,883.25	14,174.85	13,196.32	17,632.98	19,141.32	21,720.11	23,191.39	0.00	0.00	0.00	0.00	0.00	0.00	109,056.99
Loans	129,757.85	12,816.24	11,832.50	15,559.59	16,830.81	18,968.91	20,158.35	0.00	0.00	0.00	0.00	0.00	0.00	96,166.40
Deposits	1,186.05	153.25	148.80	200.85	295.78	581.63	878.97	0.00	0.00	0.00	0.00	0.00	0.00	2,259.27
Investments	9,939.34	1,205.37	1,215.03	1,872.55	2,014.73	2,169.57	2,154.07	0.00	0.00	0.00	0.00	0.00	0.00	10,631.32
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	54,833.48	6,095.11	5,881.96	7,496.15	8,953.77	10,485.70	12,151.01	0.00	0.00	0.00	0.00	0.00	0.00	51,063.70
Interest	54,093.94	6,015.09	5,834.50	7,430.05	8,874.93	10,411.93	12,062.50	0.00	0.00	0.00	0.00	0.00	0.00	50,628.99
Commissions	739.54	80.02	47.46	66.10	78.84	73.77	88.51	0.00	0.00	0.00	0.00	0.00	0.00	434.71
Net Interest Income	86,049.76	8,079.74	7,314.37	10,136.83	10,187.55	11,234.41	11,040.38	0.00	0.00	0.00	0.00	0.00	0.00	57,993.29
Other Income	244,745.57	11,115.29	7,362.42	43,360.60	52,813.13	48,029.41	42,684.61	0.00	0.00	0.00	0.00	0.00	0.00	205,365.46
Commissions	19,035.73	1,259.07	1,160.39	1,723.20	1,654.74	1,450.02	1,405.38	0.00	0.00	0.00	0.00	0.00	0.00	8,652.81
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	225,709.85	9,856.22	6,202.03	41,637.40	51,158.39	46,579.39	41,279.23	0.00	0.00	0.00	0.00	0.00	0.00	196,712.65
Operating Income	330,795.33	19,195.04	14,676.79	53,497.42	63,000.68	59,263.82	53,725.00	0.00	0.00	0.00	0.00	0.00	0.00	263,358.75
Operating Expenses	265,727.94	12,960.48	8,344.86	46,795.67	55,574.46	50,690.82	45,788.49	0.00	0.00	0.00	0.00	0.00	0.00	220,154.79
Administrative expenses	25,010.94	1,627.91	1,969.77	4,099.93	2,913.37	2,726.90	3,594.49	0.00	0.00	0.00	0.00	0.00	0.00	16,932.36
General expenses	11,634.59	783.82	808.87	995.74	908.03	1,077.38	1,158.67	0.00	0.00	0.00	0.00	0.00	0.00	5,732.52
Depreciation	3,305.19	214.00	221.24	214.27	214.22	210.49	209.34	0.00	0.00	0.00	0.00	0.00	0.00	1,283.56
Other expenses	225,777.22	10,334.75	5,344.99	41,485.73	51,538.84	46,676.06	40,825.99	0.00	0.00	0.00	0.00	0.00	0.00	196,206.36
Net Income before provision for loan losses	65,067.40	6,234.56	6,331.93	6,701.75	7,426.21	8,573.00	7,936.51	0.00	0.00	0.00	0.00	0.00	0.00	43,203.96
Provision for loan losses	1,977.19	574.39	4,048.59	3,487.74	1,176.14	1,483.00	-1,825.67	0.00	0.00	0.00	0.00	0.00	0.00	8,944.18
Net Income	63,090.21	5,660.16	2,283.34	3,214.02	6,250.08	7,089.99	9,762.18	0.00	0.00	0.00	0.00	0.00	0.00	34,259.77

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama (website: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES
S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACIÓN
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DICIEMBRE 2021 - JUNIO 2022
(En miles de Balboas) *

Julio 25, 2022

	Variación		2021	2022
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-385,758.66	-30.80	1,252,646.71	1,279,700.07	1,014,536.79	653,320.16	770,165.62	738,481.73	866,888.05	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	99.06	1.64	6,031.69	3,236.30	8,480.28	5,103.62	8,272.13	8,263.51	6,130.76	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	1,849.06	68.95	2,681.69	1,636.30	3,380.28	3,503.62	4,922.13	4,913.51	4,530.76	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-1,750.00	-52.24	3,350.00	1,600.00	5,100.00	1,600.00	3,350.00	3,350.00	1,600.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-385,857.73	-30.95	1,246,615.02	1,276,463.77	1,006,056.51	648,216.54	761,893.49	730,218.23	860,757.29	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-410,857.73	-32.96	1,246,615.02	1,251,463.77	981,056.51	648,216.54	736,893.49	705,218.23	835,757.29	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	25,000.00	0.00	0.00	25,000.00	25,000.00	0.00	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	1,024,935.77	17.98	5,698,896.65	5,531,284.34	5,740,705.63	6,429,334.06	6,571,922.44	6,433,304.33	6,723,832.42	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-43,880.13	-10.21	429,687.89	449,915.21	448,537.61	450,782.90	415,274.05	397,911.24	385,807.76	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	1,077,789.30	20.30	5,310,087.34	5,123,396.68	5,337,749.63	6,027,076.59	6,205,903.12	6,085,944.90	6,387,876.64	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	8,973.40	21.95	40,878.58	42,027.54	45,581.61	48,525.43	49,254.73	50,551.81	49,851.98	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-534.22	-7.95	6,720.73	6,787.32	7,064.17	6,484.52	6,304.07	6,174.93	6,186.51	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	9,507.62	27.83	34,157.85	35,240.22	38,517.44	42,040.91	42,950.66	44,376.88	43,665.46	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	276,426.08	33.09	835,464.65	877,315.69	900,609.11	1,101,049.68	1,141,122.90	1,126,248.48	1,111,890.73	0.00	0.00	0.00	0.00	0.00	0.00
Locales	1,302.93	5.71	22,807.68	26,818.67	24,464.80	24,195.28	24,166.21	24,139.05	24,110.61	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	276,240.02	33.92	814,447.46	852,351.24	878,355.91	1,079,397.43	1,119,599.98	1,104,769.23	1,090,687.48	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	1,116.86	62.38	1,790.49	1,854.21	2,211.59	2,543.04	2,643.29	2,659.80	2,907.36	0.00	0.00	0.00	0.00	0.00	0.00
Locales	2.68	5.82	46.00	54.24	49.64	49.27	48.64	48.58	48.68	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	1,114.19	63.87	1,744.49	1,799.97	2,161.95	2,493.77	2,594.65	2,611.22	2,858.68	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-29,458.11	-11.14	264,472.07	223,269.70	213,827.08	287,841.18	337,536.48	222,483.64	235,013.96	0.00	0.00	0.00	0.00	0.00	0.00
Locales	25,182.44	96.31	26,146.47	25,769.44	38,837.86	-44,124.64	50,586.84	49,087.80	51,328.92	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-54,640.55	-22.93	238,325.59	197,500.26	174,989.22	331,965.82	286,949.64	173,395.84	183,685.04	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	886,145.08	11.01	8,051,480.07	7,911,569.81	7,869,678.62	8,471,545.07	8,820,747.43	8,520,518.18	8,937,625.16	0.00	0.00	0.00	0.00	0.00	0.00

DEPOSITOS	73,450.54	2.42	3,036,227.92	3,024,973.12	3,052,586.36	3,255,867.58	3,105,378.88	2,922,198.67	3,109,678.46	0.00	0.00	0.00	0.00	0.00	0.00
Locales	73,460.84	12.58	584,139.79	575,480.80	628,356.95	713,323.75	732,839.62	634,931.13	657,600.63	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	45,775.39	18.95	241,544.54	237,966.45	291,330.38	372,280.05	355,838.96	296,971.24	287,319.93	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	1.95	0.03	6,242.76	6,665.18	6,532.74	6,228.82	6,236.10	6,240.53	6,244.70	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	45,773.44	19.45	235,301.79	231,301.27	284,797.64	366,051.23	349,602.85	290,730.71	281,075.23	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	27,685.45	8.08	342,595.24	337,514.35	337,026.57	341,043.70	377,000.67	337,959.89	370,280.70	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	27,685.45	8.08	342,595.24	337,514.35	337,026.57	341,043.70	377,000.67	337,959.89	370,280.70	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-10.30	0.00	2,452,088.13	2,449,492.32	2,424,229.41	2,542,543.83	2,372,539.26	2,287,267.54	2,452,077.84	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	74,464.23	36.32	204,996.45	287,097.99	315,629.49	272,281.32	262,217.92	299,828.86	279,460.68	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-3,573.07	-64.76	5,517.74	1,696.08	7,241.43	1,285.36	912.38	5,799.83	1,944.68	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	78,037.29	39.12	199,478.70	285,401.91	308,388.06	270,995.95	261,305.54	294,029.03	277,516.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-74,474.52	-3.31	2,247,091.68	2,162,394.33	2,108,599.92	2,270,262.52	2,110,321.34	1,987,438.69	2,172,617.16	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-34,547.78	-9.85	350,595.25	284,525.97	310,530.51	428,622.40	312,993.13	335,337.65	316,047.46	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-39,926.74	-2.11	1,896,496.44	1,877,868.36	1,798,069.41	1,841,640.12	1,797,328.20	1,652,101.03	1,856,569.70	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	800,084.18	21.44	3,731,675.21	3,624,113.19	3,582,312.78	3,909,047.69	4,331,745.14	4,312,967.96	4,531,759.38	0.00	0.00	0.00	0.00	0.00	0.00
Locales	39,755.42	0.00	0.00	0.00	0.00	39,739.50	39,744.80	39,750.18	39,755.42	0.00	0.00	0.00	0.00	0.00	0.00

Extranjero	760,328.75	20.37	3,731,675.21	3,624,113.19	3,582,312.78	3,869,308.20	4,292,000.35	4,273,217.78	4,492,003.96	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-14,256.10	-5.10	279,339.48	249,830.66	218,546.02	289,586.34	360,578.96	264,926.63	265,083.37	0.00	0.00	0.00	0.00	0.00	0.00
Locales	39,592.64	166.21	23,820.46	28,196.42	25,376.99	52,511.18	46,835.88	71,040.30	63,413.10	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-53,848.75	-21.07	255,519.02	221,634.24	193,169.03	237,075.16	313,743.08	193,886.33	201,670.27	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	26,866.47	2.68	1,004,237.47	1,012,652.84	1,016,233.46	1,017,043.45	1,023,044.45	1,020,424.92	1,031,103.93	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,213.81	0.43	284,085.03	284,221.09	284,322.15	284,502.95	284,734.96	284,987.99	285,298.85	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	44,919.63	10.27	437,402.81	500,471.97	500,471.97	491,405.08	491,405.08	482,322.44	482,322.44	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-28,809.38	-45.68	63,069.15	5,660.16	7,943.51	11,157.53	17,407.60	24,497.60	34,259.77	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	9,542.41	-82.63	-11,548.26	-8,929.11	-7,732.90	-1,250.83	-1,731.91	-2,611.84	-2,005.85	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	886,145.08	11.01	8,051,480.07	7,911,569.81	7,869,678.62	8,471,545.07	8,820,747.43	8,520,518.18	8,937,625.16	0.00	0.00	0.00	0.00	0.00	0.00
*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá. (sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADOS
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DICIEMBRE 2021 - JUNIO 2022
(En miles de Balboas) *

Julio 25, 2022

	2021	2022
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos por Intereses	140,883.25	14,174.85	13,196.32	17,632.98	19,141.32	21,720.11	23,191.39	0.00	0.00	0.00	0.00	0.00	0.00	109,056.99
Préstamos	129,757.85	12,816.24	11,832.50	15,559.59	16,830.81	18,968.91	20,158.35	0.00	0.00	0.00	0.00	0.00	0.00	96,166.40
Depósitos	1,186.05	153.25	148.80	200.85	295.78	581.63	878.97	0.00	0.00	0.00	0.00	0.00	0.00	2,259.27
Inversiones	9,939.34	1,205.37	1,215.03	1,872.55	2,014.73	2,169.57	2,154.07	0.00	0.00	0.00	0.00	0.00	0.00	10,631.32
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	54,833.48	6,095.11	5,881.96	7,496.15	8,953.77	10,485.70	12,151.01	0.00	0.00	0.00	0.00	0.00	0.00	51,063.70
Intereses Pagados	54,093.94	6,015.09	5,834.50	7,430.05	8,874.93	10,411.93	12,062.50	0.00	0.00	0.00	0.00	0.00	0.00	50,628.99
Comisiones	739.54	80.02	47.46	66.10	78.84	73.77	88.51	0.00	0.00	0.00	0.00	0.00	0.00	434.71
Ingreso Neto de Intereses	86,049.76	8,079.74	7,314.37	10,136.83	10,187.55	11,234.41	11,040.38	0.00	0.00	0.00	0.00	0.00	0.00	57,993.29
Otros Ingresos	244,745.57	11,115.29	7,362.42	43,360.60	52,813.13	48,029.41	42,684.61	0.00	0.00	0.00	0.00	0.00	0.00	205,365.46
Comisiones	19,035.73	1,259.07	1,160.39	1,723.20	1,654.74	1,450.02	1,405.38	0.00	0.00	0.00	0.00	0.00	0.00	8,652.81
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	225,709.85	9,856.22	6,202.03	41,637.40	51,158.39	46,579.39	41,279.23	0.00	0.00	0.00	0.00	0.00	0.00	196,712.65
Ingresos de Operaciones	330,795.33	19,195.04	14,676.79	53,497.42	63,000.68	59,263.82	53,725.00	0.00	0.00	0.00	0.00	0.00	0.00	263,358.75
Egresos Generales	265,727.94	12,960.48	8,344.86	46,795.67	55,574.46	50,690.82	45,788.49	0.00	0.00	0.00	0.00	0.00	0.00	220,154.79
Gastos Administrativos	25,010.94	1,627.91	1,969.77	4,099.93	2,913.37	2,726.90	3,594.49	0.00	0.00	0.00	0.00	0.00	0.00	16,932.36
Gastos Generales	11,634.59	783.82	808.87	995.74	908.03	1,077.38	1,158.67	0.00	0.00	0.00	0.00	0.00	0.00	5,732.52
Gastos de Depreciación	3,305.19	214.00	221.24	214.27	214.22	210.49	209.34	0.00	0.00	0.00	0.00	0.00	0.00	1,283.56
Otros Gastos	225,777.22	10,334.75	5,344.99	41,485.73	51,538.84	46,676.06	40,825.99	0.00	0.00	0.00	0.00	0.00	0.00	196,206.36
Utilidad antes de Provisiones	65,067.40	6,234.56	6,331.93	6,701.75	7,426.21	8,573.00	7,936.51	0.00	0.00	0.00	0.00	0.00	0.00	43,203.96
Provisiones por Cuentas Malas	1,977.19	574.39	4,048.59	3,487.74	1,176.14	1,483.00	-1,825.67	0.00	0.00	0.00	0.00	0.00	0.00	8,944.18
Utilidad del Periodo	63,090.21	5,660.16	2,283.34	3,214.02	6,250.08	7,089.99	9,762.18	0.00	0.00	0.00	0.00	0.00	0.00	34,259.77

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá. (sitioweb: http://www.superbancos.gob.pa).